Issuer Free Writing Prospectus dated January 9, 2015

Filed pursuant to Rule 433(d)

Registration Statement No. 333-196037

Centene Corporation

$200,000,000 4.75% Senior Notes due 2022

January 9, 2015

Pricing Term Sheet

This Pricing Term Sheet dated January 9, 2015 to the Preliminary Prospectus Supplement (the “Preliminary Prospectus Supplement”) dated January 9, 2015 of Centene Corporation (the “Company”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Centene Corporation

Principal Amount:	$200,000,000. The notes offered in this offering (the “new notes”) are being offered as additional debt securities under an indenture dated as of April 29, 2014, pursuant to which the Company previously issued $300,000,000 aggregate principal amount of 4.75% Senior Notes due 2022 (the “existing notes” and together with the new notes, the “notes”). The new notes and the existing notes will vote as one class under the indenture governing the notes.

Security Type:	Senior Notes

Legal Format:	SEC Registered

Settlement Date:	January 14, 2015 (T+3)

Maturity Date:	May 15, 2022

Issue Price:	100%, plus accrued and unpaid interest from November 15, 2014

Coupon:	4.75%

Benchmark Treasury:	1.75% due May 15, 2022

Spread to Benchmark Treasury:	298 bps

Yield to Maturity:	4.75%

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing with respect to the new notes on May 15, 2015

Record Dates:	May 1 and November 1

Make-whole call:	Make-whole redemption at Treasury Rate + 50 basis points prior to May 15, 2019

Optional Redemption:	On or after May 15, 2019 at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the date of redemption on the notes redeemed during the twelve-month period beginning on May 15 of the years indicated below:

	Year	Price

	2019	102.375%

	2020	101.188%

	2021 and thereafter	100.000%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers:	Allen & Company LLC Morgan Stanley & Co. LLC Regions Securities LLC

CUSIP:	15135BAD3

ISIN Number:	US15135BAD38

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc., Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attention: Prospectus Department; toll free: (800) 831-9146; email: prospectus@citi.com.